Mail Stop 4561

January 16, 2007

Mr. William Keiper
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053

> **Re:** **Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 001-13521**

Dear Mr. Keiper:

We have reviewed the above-referenced filings and your response letter dated December 29, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Significant Accounting Policies

Revenue Recognition and Contract Accounting, pages 64-65

1.   We note the portion of your response to comment number 1 which addresses your compliance with the segment reporting requirements of SFAS 131. Your response indicates that the operating results of your geographic regions are reported to your chief operating decision makers by your regional managers. For example, your response states, "revenues from all sources are aggregated by geographic region along with costs

of sales, gross margin, operating expenses and operating income." Therefore, based on your response, it appears your geographic regions would meet the definition of operating segments pursuant to paragraphs 10 through 15 of SFAS 131. If this is correct, please clarify how you have considered paragraph 16 of SFAS 131 when determining whether your geographic operating segments are reportable segments. If you have aggregated your geographic operating segments into one reportable segment, please clarify how you have met the aggregation criteria of paragraph 17 of SFAS 131. Please provide your complete analysis of paragraph 17 of SFAS 131, including the long-term gross margins of each geographic operating segment.

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As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief